Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Half 2021 Financial Results

Beijing, March 14, 2022 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, today announced its unaudited financial results for the six months ended June 30, 2021.

First half of 2021 highlights

•	Total revenues for the six months ended June 30, 2021 increased 91.5% to US$785.6 million from US$410.1 million for the first half of 2020.

•	Net loss for the six months ended June 30, 2021 increased 1.5% to US$70.2 million from net loss of US$69.2 million in the first half of 2020.

•	Diluted net loss per ADS attributable to shareholders was US$1.22 for the six months ended June 30, 2021, which remains unchanged compared to the first half of 2020.

Financial Results for the first half of 2021

Revenue

For the first half of 2021, the Company’s total revenue increased 91.5% to US$785.6 million compared to US$410.1 million for the first half of 2020.

Gross Profit

Gross profit for the first half of 2021 was US$102.4 million, or 13.0% of total revenue, compared to gross profit of US$47.3 million, or 11.5% of total revenue, for the first half of 2020.

Selling, General and Administrative Expenses

SG&A expenses were US$102.4 million for the first half of 2021 compared to US$95.4 million for the first half of 2020. As a percentage of total revenue, SG&A expenses were 13.0% compared to 23.3% for the first half of 2021 and 2020 respectively.

Net Loss

Net loss for the first half of 2021 was US$70.2 million compared to net loss of US$69.2 million for the first half of 2020.

Balance Sheet

As of June 30, 2021, the Company’s cash and restricted cash decreased to US$1,235.8 million from US$1,260.0 million as of December 31, 2020.

Total debt outstanding was US$2,893.4 million, which reflects a decrease of 3.9% from US$3,009.2 million as of December 31, 2020.

The balance of the Company’s real estate properties completed and under development at the end of the second quarter of 2021 was US$3,398.0 million compared to US$3,449.8 million as of December 31, 2020.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2020. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)

Total revenue	785,600	410,130

Total costs of revenue	(683,213)	(362,806)
Gross profit	102,387	47,324

Selling and distribution expenses	(33,913)	(22,283)
General and administrative expenses	(68,457)	(73,112)

Operating income/(loss)	17	(48,071)

Interest income	6,793	8,491
Interest expense	(84,163)	(60,697)
Gain on short-term investments	2,442	4,361
Other income/(expense)	174	(1,322)
Loss on extinguishment of debt	-	(778)
Exchange gain/(loss)	9,057	(2,810)
Share of gain/(loss) of equity investees	3,472	(551)

Loss from operations before income taxes	(62,208)	(101,377)

Income tax (expenses)/benefits	(8,013)	32,178

Net loss	(70,221)	(69,199)
Net loss attributable to non-controlling interest	4,917	3,436
Net loss attributable to Xinyuan Real Estate Co., Ltd. shareholders	(65,304)	(65,763)

Loss per ADS:
Basic	(1.22)	(1.22)
Diluted	(1.22)	(1.22)
ADS used in computation:
Basic	53,466	53,722
Diluted	53,471	53,722

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	June 30, 2021	December 31, 2020
	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	1,017,197	1,027,848
Short-term investments	106,266	6,111
Accounts receivable	224,711	96,119
Other receivables	360,951	335,841
Deposits for land use rights	151,295	78,153
Other deposits and prepayments	352,748	323,322
Advances to suppliers	54,434	45,870
Real estate properties development completed and under development	3,397,959	3,449,829
Amounts due from related parties	261,672	233,441
Amounts due from employees	4,246	529
Other current assets	2,653	3,846

Total current assets	5,934,132	5,600,909

Restricted cash, non-current	218,596	232,134
Real estate properties held for lease, net	469,107	483,108
Property and equipment, net	40,891	42,760
Long-term investment	904,606	874,277
Deferred tax assets	299,148	272,534
Deposits for land use rights and properties	35,603	35,250
Amounts due from related parties	15,083	14,934
Contract cost assets	32,773	28,708
Operating lease right-of-use assets	2,816	8,517
Other assets	78,973	76,192

TOTAL ASSETS	8,031,728	7,669,323

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	June 30, 2021	December 31, 2020
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	1,151,251	1,237,030
Short-term bank loans and other debt	19,744	13,625
Customer deposits	1,422,459	952,939
Income tax payable	223,849	278,096
Other payables and accrued liabilities	785,768	595,476
Payroll and welfare payable	906	18,102
Current portion of long-term bank loans and other debt	1,557,396	1,393,588
Lease liability, current portion	2,268	6,984
Mandatorily redeemable non-controlling interests	10,858	8,980
Amounts due to related parties	19,997	31,512

Total current liabilities	5,194,496	4,536,332

Non-current liabilities
Long-term bank loans	406,151	589,018
Other long-term debt	910,101	1,013,016
Deferred tax liabilities	438,009	389,967
Unrecognized tax benefits	101,824	101,199
Lease liability	6,647	3,161
Amounts due to related parties	10,836	10,728

TOTAL LIABILITIES	7,068,064	6,643,421

Shareholders’ equity
Common shares	16	16
Treasury shares	(116,062)	(116,062)
Additional paid-in capital	581,407	552,215
Statutory reserves	175,345	177,696
Retained earnings	(33,441)	34,501
Accumulated other comprehensive (loss)/income	(2,429)	17,105
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	604,836	665,471
Non-controlling interest	358,828	360,431
Total equity	963,664	1,025,902

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,031,728	7,669,323